
EURO
TUNNEL

Eurotunnel PLC
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
Telephone: 01303 273300
Fax: 01303 850360

Internet: www.eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA


03050735

07 May 2003

Dea

RE : Eurotunnel PLC (~~82-2999~~)/Eurotunnel SA ~~(82-3000)~~ : Rule 12g3 – 2 (b) under Securities Exchange Act, 1934 82-2999

I enclose the following:

- Eurotunnel's revenue and traffic trading statement for the first quarter of 2003.

Yours faithfully,

D Leonard
Secretary

dlw 5/27

EMBARGO: Not for release before 0730 hours (UK time) on Wednesday, 30 April 2003

TRADING STATEMENT: Q1 2003 REVENUE & TRAFFIC

VOLUME GROWTH FROM SHUTTLE ACTIVITIES

- Truck volumes marginally higher, with market share improving through the quarter
- Increased car volumes with market share gains
- Strong increase in coach carryings
- 4% fall in operating revenue due to lower yields
- Reliability and punctuality maintained at high levels

Eurotunnel, operator of the Channel Tunnel, today announced its revenue and traffic for the first quarter of 2003.

Richard Shirrefs, Chief Executive, said:

"In our Preliminary Announcement we noted that the current weak economic environment and general geopolitical, economic and financial uncertainty were likely to limit our ability to build volume and yields in the short term. However during the first quarter, we have in fact been able to increase volumes in all areas of our shuttle activities, albeit with lower average yields.

"In the truck market we have progressively increased our market share during the quarter, despite weak market conditions with the European economies at a low point in the economic cycle. In the car market we have increased volumes with a higher market share due to successful promotional activity, in the context of a travel market that suffered from the effects of the Iraq conflict. In the coach market, we have substantially increased both volumes and market share.

"We are continuing to focus on cost control and productivity. We have also reduced our debt by £62 million so far this year.

"We are actively progressing initiatives to develop rail freight through the Tunnel, where we are convinced that we can capitalise on the success of our shuttle operations and use our expertise and the strength of our sales network to contribute to the development of new longer-distance rail freight services.

"In order to increase passenger traffic through the Tunnel in the longer term we are working with the regional authorities in the UK and France to stimulate economic development around the Tunnel, and promote increased exchanges between the regional economies of Kent and Nord-Pas de Calais."

Operating Revenue

Eurotunnel's shuttle service revenue fell by £6.3 million at constant exchange rates, essentially due to the impact of lower average yields from truck carryings, and promotional activity in the car business which generated traffic but at lower yields than in the same period last year. Part of this decline results from the timing of Easter which fell during the first quarter of 2002, but outside the first quarter of 2003.

Railways revenue grew 2% to £57.5 million including the payments due under the Minimum Usage Charge arrangements.

£ million	Q1 2003 unaudited*	Q1 2002 restated*	% change	Q1 2002 reported**
Shuttle services	71.4	77.7	- 8%	72.7
Railways	57.5	56.1	+ 2%	53.0
Transport activities	128.9	133.8	- 4%	125.7
Non-transport activities	3.7	4.9	- 24%	4.6
Operating revenue	**132.6**	**138.7**	**- 4%**	**130.3**

* exchange rate £1= € 1.450 ** exchange rate £1= € 1.631

Eurotunnel Shuttle Services

Truck shuttles

Eurotunnel's truck shuttle service carried 305,946 trucks in the first quarter of 2003, an increase of 0.3% compared to 2002. The short straits truck market grew by 2% despite the weak economic environment, partly explained by the timing of Easter. Eurotunnel's market share for the quarter as a whole was less than one point below 2002 at 41%. Market share increased through the quarter and reached 43% during the first half of April.

Some increases in truck rates were achieved in the first quarter of 2003 but the current economic environment and competitive marketplace limited increases. At the same time changes in the mix of traffic, where Eurotunnel has increased its share of business from major hauliers, have meant that average yields were lower than in the first quarter of 2002. Truck customers continued to benefit from high levels of punctuality and reliability throughout the first quarter.

Passenger shuttles

Eurotunnel increased car carryings by 1% during the quarter compared to the first quarter of 2002. This was achieved despite the Iraq-related uncertainty affecting the travel industry. The busy Easter period falls outside the first quarter in 2003, whereas it fell during the first quarter of 2002, explaining the market decline.

Eurotunnel increased market share to 55%, two points higher than the first quarter of 2002. The success of promotional activity in stimulating the market and increasing Eurotunnel's share was achieved at the cost of some yield dilution.

In the coach market, Eurotunnel achieved an 11-point increase in market share to 42% with volumes rising by 24% for the quarter compared to the same period in 2002.

	Q1 2003	**Q1 2002**	**% change**	**Market[1]**
Truck shuttles	305,946 trucks	305,143 trucks	+ 0.3%	+ 2%
Passenger shuttles	483,654 cars[2] 14,219 coaches	478,287 cars[2] 11,456 coaches	+ 1% + 24%	- 3% - 9%

[1]The reference market is short straits: Folkestone-Dover-Ramsgate/Calais-Zeebrugge-Dunkerque

[2] including motorcycles, cars, vehicles with trailers, caravans and campervans

Railways (Eurostar & rail freight)

The number of Eurostar passengers travelling through the Tunnel fell by 8%, whilst through rail freight tonnage rose by 20% compared to the first quarter of 2002. This had no effect on Eurotunnel's revenues, which are protected by the Minimum Usage Charge.

During the first quarter Eurostar announced a new fare structure, including the high-speed rail operator's lowest ever public fares. The infrastructure stage of Phase One of the high-speed rail link from the Channel Tunnel to Fawkham Junction was completed during the first quarter, and testing of the power system continues for a planned opening towards the end of this year. From then, Eurostar journey times to Paris and Brussels will be reduced by 20 minutes.

Rail freight traffic continues to recover following the successful security measures introduced at SNCF's Frethun terminal in 2002. The European rail freight market was liberalised in March giving rail freight operators in the EU access and planning rights to international routes.

	Q1 2003	Q1 2002	% change
Eurostar	1,346,502 passengers	1,468,002 passengers	- 8%
Rail freight (SNCF/EWS)	438,870 tonnes	367,199 tonnes	+ 20%

* The passenger number given is for Eurostar passengers who travelled through the Channel Tunnel, and excludes passengers between Paris/Calais and Brussels/Lille.

Other developments

Eurotunnel has continued to reduce its debt and interest charges, repurchasing or repaying £62 million of debt so far in 2003 with part of the proceeds of last year's leasing transactions. This will reduce Eurotunnel's interest charges by £3 million in 2003 and generate an exceptional profit of £36 million. A UK leasing company acquisition was completed in early April, generating a further £6 million available for debt reduction.

A new security business is shortly to be launched in order to develop a source of recurring revenue from the expertise Eurotunnel has developed in this area.

Eurotunnel has applied to the French transport secretary for a Railway Operator's Licence, and is the first company in France to make such an application. A Railway Operator's Licence will enable Eurotunnel to play a more active role in the desired growth in international rail freight, drawing on our commercial and operational experience as market leader in cross-Channel traffic.

Eurotunnel is working closely with the regional authorities on both sides of the Channel to develop projects which will boost economic development and promote increased exchanges between Kent and the Nord-Pas de Calais, generating additional passenger traffic in the longer term.

END

Media enquiries:
Alison Bourgeois, Communications Director, tel: 00 331 55 27 35 59
Kevin Charles, Press Office, tel: 01303 288728 or 01303 288737

Investor enquiries:
Sarah Dorso, Investor Relations, tel: 01303 286479

News release no. 845

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Coquelles, France. It is market leader for cross-Channel travel. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.